FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Three months ended June 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Financial Summary For the Three Months Ended June 30, 2008 (US GAAP)

Date:	July 29, 2008
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1.	Consolidated Operating Results

(1)	Operating Results

	For the three months ended June 30
	2008		2007
	(Yen amounts in millions, except per share data)
	% Change from June 30, 2007		% Change from June 30, 2006
Total revenue	257,876	(60.1)%	646,632	61.0%
Net revenue	135,087	(60.8)%	344,802	67.4%
Income (loss) before income taxes	(84,264)	—	139,940	318.9%

Net income (loss)	(76,592)	—	75,938	277.1%
Basic net income (loss) per share	(40.14)		39.80
Diluted net income (loss) per share	(40.18)		39.67
Net income to shareholders’ equity (ROE)	(15.6)%		13.6%

(2)	Financial Position

	At June 30	At March 31
	2008	2008
	(Yen amounts in millions, except per share data)
Total assets	25,995,861	26,298,798
Shareholders’ equity	1,945,223	1,988,124
Shareholders’ equity as a percentage of total assets	7.5%	7.6%
Shareholders’ equity per share	1,019.19	1,042.60

2.	Cash dividends

	For the year ended March 31
	2008	2009	2009 (Plan)
	(Yen amounts, except Total annual dividends)
Target dividends per share See note [1] dividends record dates
At June 30	8.50	8.50	—
At September 30	8.50	—	8.50
At December 31	8.50	—	8.50
At March 31	8.50	—	8.50
Additional payout based on the level of profit See note 2
At March 31	—		Unconfirmed
Total at March 31	8.50		Unconfirmed
For the year	34.00		34.00

Note:	1.	Target dividends are minimum level of cash dividends.
	2.	When Nomura achieves a sufficient level of profit, additional dividend will be added to its annual target dividends per share taking into consideration the consolidated payout ratio of over 30%.
	3.	Revision of cash dividend forecast for during this period: None

3.	Earnings forecasts for the year ending March 31, 2009

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1)	Significant changes to consolidated subsidiaries during the period : None

(2)	Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statement : None

(3)	Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

The items described in “Significant changes for presenting the quarterly consolidated financial statements”.

a)	Changes in accounting principles: Yes

b)	Other changes: None

Note: Please refer to page 8, “Qualitative Information and Financial Statements – 4. Other” for details.

(4)	Number of shares issued (common stock)

	At June 30	At March 31
	2008	2008
Number of shares outstanding (including treasury stock)	1,965,919,860	1,965,919,860
Treasury stock	57,323,780	59,034,801

	For the three months ended June 30
	2008	2007
Average number of shares outstanding	1,908,006,898	1,907,903,246

Qualitative Information and Financial Statements

1.	Qualitative Discussion of Consolidated Results

Financial Summary for the Three Months Ended June 30, 2008

US GAAP Figures

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)	June 30, 2007 (2007.4.1~ 2007.6.30) (C)	(A-C)/(C)
Net revenue	135.1	21.5	528.3	344.8	(60.8)
Non-interest expenses	219.4	219.8	(0.2)	204.9	7.1

Income (loss) before income taxes	(84.3)	(198.3)	—	139.9	—
Income tax expense	(7.7)	(44.5)	—	64.0	—

Net income (loss)	(76.6)	(153.9)	—	75.9	—

Return on equity (ROE, annualized)	(15.6)%	(29.2)%	—	13.6%	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 135.1 billion yen for the three months ended June 30, 2008. This represents an increase of 528.3% from the prior quarter and a 60.8% year on year decline. Non-interest expenses declined 0.2% quarter on quarter and increased 7.1% from the same period last year to 219.4 billion yen. Loss before income taxes was 84.3 billion yen, while net loss for the quarter was 76.6 billion yen. As a result, ROE for the first quarter was minus 15.6%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)	June 30, 2007 (2007.4.1~ 2007.6.30) (C)	(A-C)/(C)
Net revenue	134.4	38.5	249.3	347.4	(61.3)
Non-interest expenses	219.4	219.8	(0.2)	204.9	7.1

Income (loss) before income taxes	(84.9)	(181.4)	—	142.6	—

In business segment totals, which exclude unrealized gains (losses) on investments in equities held for operating purposes, net revenue for the first quarter was 134.4 billion yen, up 249.3% from the previous quarter and down 61.3% compared to the first quarter last year. Non-interest expenses decreased 0.2% quarter on quarter and increased 7.1% year on year to 219.4 billion yen. Loss before income taxes was 84.9 billion yen. Please refer to page 13 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)	June 30, 2007 (2007.4.1~ 2007.6.30) (C)	(A-C)/(C)
Domestic Retail	16.2	11.1	46.4	50.6	(68.0)
Global Markets	(61.6)	(208.9)	—	26.0	—
Global Investment Banking	12.6	0.2	—	20.7	(39.4)
Global Merchant Banking	(39.4)	20.1	—	40.1	—
Asset Management	7.6	2.5	204.3	12.2	(38.0)

Sub Total	(64.7)	(175.1)	—	149.6	—
Other	(20.3)	(6.3)	—	(7.0)	—

Income (loss) before income taxes	(84.9)	(181.4)	—	142.6	—

Domestic Retail income before income taxes increased 46.4% quarter on quarter and declined 68.0% year on year to 16.2 billion yen. Loss before income taxes in Global Markets was 61.6 billion yen. Global Investment Banking booked income before income taxes of 12.6 billion yen, a decline of 39.4% compared to the same period last year. Global Merchant Banking loss before income taxes was 39.4 billion yen. Asset Management income before income taxes increased 204.3% from the previous quarter and decreased 38.0% from the same period last year to 7.6 billion yen. Other loss before income taxes was 20.3 billion yen, while total business segment loss before income taxes was 84.9 billion yen.

Business Segment Results for the Three Months Ended June 30, 2008

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)
Net revenue	85.8	78.5	9.3
Non-interest expenses	69.6	67.5	3.2

Income (loss) before income taxes	16.2	11.1	46.4

Domestic Retail net income increased 9.3% from the prior quarter to 85.8 billion yen. Non-interest expenses increased 3.2% to 69.6 billion yen, and income before income taxes increased 46.4% to 16.2 billion yen.

Despite the ongoing difficult market conditions, sales of newly launched investment trusts matched to customer needs were strong and an increase in revenue from investment trusts contributed to overall revenue.

Domestic Client Assets1 increased by 3.6 trillion yen from the end of March to 75.8 trillion yen as of the end of June. Net asset inflow for the quarter was 1.066 trillion yen, while the number of client accounts with a balance increased by 40,000 to 4.21 million. As such, we continued to expand our customer base through the first quarter.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)
Net revenue	11.0	(133.3)	—
Non-interest expenses	72.6	75.6	(4.0)

Income (loss) before income taxes	(61.6)	(208.9)	—

Net revenue in Global Markets was 11.0 billion yen, non-interest expenses decreased 4.0% from the prior quarter to 72.6 billion yen, and loss before income taxes was 61.6 billion yen.

In Fixed Income, a marked loss was booked due to additional credit provisions for our exposure to monoline insurers as the creditworthiness of monolines deteriorated on the back of the ongoing credit crunch and recessionary fears centered on the US.

In Equity, despite the continued uneasiness in the stock market, revenue improved from the prior quarter due mainly to increased trading revenue from Japanese equities.

[1]	Domestic Client Assets is the sum of assets in custody in Domestic Retail (including regional financial institutions) and in the Financial Management Division.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)
Net revenue	29.0	14.8	95.9
Non-interest expenses	16.4	14.6	12.7

Income (loss) before income taxes	12.6	0.2	—

Global Investment Banking posted net revenue of 29.0 billion yen, an increase of 95.9% compared to the prior quarter. Non-interest expenses increased 12.7% to 16.4 billion yen and income before income taxes was 12.6 billion yen.

The overall market for equity financing was pushed down during the quarter due to seasonal factors and the unstable stock market. However, we maintained our position at the top of the Japan Equity and Equity-Related league table2.

In M&A, we acted as financial advisor on Daiichi Sankyo’s acquisition of Indian pharmaceutical company Ranbaxy Laboratories. We topped the M&A Financial Advisors League Table Any Japanese Involvement2 for the first half of calendar 2008.

In addition, we booked income of 19.4 billion yen related to a settlement agreement with the Czech Republic over IPB.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)
Net revenue	(37.0)	23.1	—
Non-interest expenses	2.4	3.0	(21.5)

Income (loss) before income taxes	(39.4)	20.1	—

Global Merchant Banking net revenue was minus 37 billion yen. Non-interest expenses declined 21.5% quarter on quarter to 2.4 billion yen. Loss before income taxes was 39.4 billion yen.

Unrealized losses were booked during the first quarter due to the valuation at fair value of certain investee companies.

In terms of new investments, we invested in Ashikaga Holdings, the parent company of Ashikaga Bank, acquiring 45.51% of outstanding shares.

[2]	Source: Thomson Reuters

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)
Net revenue	21.8	17.3	25.5
Non-interest expenses	14.2	14.8	(4.4)

Income (loss) before income taxes	7.6	2.5	204.3

Asset Management net revenue increased 25.5% from the prior quarter to 21.8 billion yen. Non-interest expenses decreased by 4.4% to 14.2 billion yen, and income before income taxes grew 204.3% to 7.6 billion yen.

Revenue expanded as one-off losses from the prior quarter were not present this quarter and assets under management increased.

Sales of newly launched investment trusts such as the Nomura Multi Currency Attractive Dividend Japan Stock Fund and Nomura Japan Value Attractive Dividend Stock Investment Fund 0805 were robust as were sales of the Nomura New Global High Interest Rate Currencies Fund. Assets under management increased by 1.5 trillion yen from the end of March to 27.2 trillion yen at the end of June.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)
Net revenue	23.9	38.0	(37.1)
Non-interest expenses	44.2	44.3	(0.3)

Income(loss) before income taxes	(20.3)	(6.3)	—

Net revenue in Other declined 37.1% from the previous quarter to 23.9 billion yen. Loss before income taxes was 20.3 billion yen.

Non-Interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2008 (2008.4.1~ 2008.6.30) (A)	March 31, 2008 (2008.1.1~ 2008.3.31) (B)	(A-B)/(B)
Compensation and benefits	87.9	78.4	12.1
Commissions and floor brokerage	18.6	24.5	(24.0)
Information processing and communications	33.4	37.2	(10.4)
Occupancy and related depreciation	15.9	19.5	(18.8)
Business development expenses	7.0	10.0	(29.7)
Other	56.5	50.1	12.8

Non-Interest Expenses	219.4	219.8	(0.2)

Business segment non-interest expenses declined 0.2% quarter on quarter to 219.4 billion yen.

2.	Financial Position

Total assets as of June 30, 2008, were 26.0 trillion yen, a decrease of 0.3 trillion yen compared to March 31, 2008, reflecting primarily a decrease in Collateralized agreements and Receivables. Total liabilities as of June 30, 2008, were 24.1 trillion yen, a decrease of 0.3 trillion yen compared to March 31, 2008, mainly due to a decrease in Collateralized financing. Total shareholders’ equity at June 30, 2008, was 1.9 trillion yen, a decrease of 42.9 billion yen compared to March 31, 2008, mainly due to a decrease in Retained earnings.

3.	Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

Accounting for fair value measurements

Nomura adopted Financial Accounting Standards Board (“FASB”) SFAS No.157, “Fair Value Measurements” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for fair value option for financial assets and financial liabilities

Nomura adopted FASB SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No.115” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for offsetting of amounts related to certain contracts

Nomura adopted FASB Interpretation No.39-1, “Amendment of FASB Interpretation No.39” on April 1, 2008.

5.	Quarterly Consolidated Financial Statements

Basis of presentation —

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2008) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2008) for the year ended March 31, 2008.

Please refer to 4. Other, “Changes in accounting basis, procedure and presentation for the consolidated financial statements”, for presentations of significant changes in accounting principles.

The review procedures of the interim financial information for this quarter have not been completed yet.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	June 30, 2008	March 31, 2008	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	603,846	507,236	96,610
Time deposits	830,157	758,130	72,027
Deposits with stock exchanges and other segregated cash	143,966	168,701	(24,735)

	1,577,969	1,434,067	143,902

Loans and receivables:
Loans receivable	896,948	784,262	112,686
Receivables from customers	38,004	43,623	(5,619)
Receivables from other than customers	438,805	1,045,541	(606,736)
Allowance for doubtful accounts	(2,139)	(1,399)	(740)

	1,371,618	1,872,027	(500,409)

Collateralized agreements:
Securities purchased under agreements to resell	2,414,386	3,233,200	(818,814)
Securities borrowed	6,281,857	7,158,167	(876,310)

	8,696,243	10,391,367	(1,695,124)

Trading assets and private equity investments*:
Trading assets	12,153,453	10,325,760	1,827,693
Private equity investments	393,561	330,745	62,816

	12,547,014	10,656,505	1,890,509

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥250,304 million at June 30, 2008 and ¥260,910 million at March 31, 2008, respectively)	385,954	389,151	(3,197)
Non-trading debt securities*	274,383	246,108	28,275
Investments in equity securities*	141,914	139,330	2,584
Investments in and advances to affiliated companies*	347,222	361,334	(14,112)
Other	653,544	808,909	(155,365)

	1,803,017	1,944,832	(141,815)

Total assets	25,995,861	26,298,798	(302,937)

*	Including securities pledged as collateral

	Millions of yen
	June 30, 2008	March 31, 2008	Increase/ (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,449,732	1,426,266	23,466
Payables and deposits:
Payables to customers	342,075	396,629	(54,554)
Payables to other than customers	450,341	569,294	(118,953)
Deposits received at banks	518,597	362,775	155,822

	1,311,013	1,328,698	(17,685)

Collateralized financing:
Securities sold under agreements to repurchase	4,871,410	4,298,872	572,538
Securities loaned	3,840,495	3,753,730	86,765
Other secured borrowings	879,686	2,488,129	(1,608,443)

	9,591,591	10,540,731	(949,140)

Trading liabilities	5,482,841	5,154,369	328,472
Other liabilities	442,930	636,184	(193,254)
Long-term borrowings	5,772,531	5,224,426	548,105

Total liabilities	24,050,638	24,310,674	(260,036)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at June 30, 2008 and March 31, 2008, respectively Outstanding - 1,908,596,080 shares at June 30, 2008 and 1,906,885,059 shares at March 31, 2008	182,800	182,800	—
Additional paid-in capital	179,084	177,227	1,857
Retained earnings	1,702,609	1,779,783	(77,174)
Accumulated other comprehensive income	(40,986)	(71,111)	30,125

	2,023,507	2,068,699	(45,192)
Common stock held in treasury, at cost - 57,323,780 shares and 59,034,801 shares at June 30, 2008 and March 31, 2008, respectively	(78,284)	(80,575)	2,291

Total shareholders’ equity	1,945,223	1,988,124	(42,901)

Total liabilities and shareholders’ equity	25,995,861	26,298,798	(302,937)

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2008 (A)	June 30, 2007 (B)
Revenue:
Commissions	82,198	112,953	(27.2)
Fees from investment banking	13,407	29,890	(55.1)
Asset management and portfolio service fees	42,779	47,311	(9.6)
Net gain on trading	10,515	99,767	(89.5)
(Loss) gain on private equity investments	(37,663)	46,159	—
Interest and dividends	117,957	294,783	(60.0)
Gain (loss) on investments in equity securities	964	(540)	—
Other	27,719	16,309	70.0

Total revenue	257,876	646,632	(60.1)
Interest expense	122,789	301,830	(59.3)

Net revenue	135,087	344,802	(60.8)

Non-interest expenses :
Compensation and benefits	87,910	100,653	(12.7)
Commissions and floor brokerage	18,634	22,684	(17.9)
Information processing and communications	33,359	29,188	14.3
Occupancy and related depreciation	15,868	15,917	(0.3)
Business development expenses	7,032	8,811	(20.2)
Other	56,548	27,609	104.8

	219,351	204,862	7.1

Income (loss) before income taxes	(84,264)	139,940	—
Income tax expense	(7,672)	64,002	—

Net income (loss)	(76,592)	75,938	—

	Yen		% Change
Per share of common stock:
Basic-
Net income (loss)	(40.14)	39.80	—

Diluted-
Net income (loss)	(40.18)	39.67	—

(3)	Note with respect to the assumption as a going concern

Not applicable.

(4)	Segment Information-Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations information.

	Millions of yen		% Change
	For the three months ended
	June 30, 2008 (A)	June 30, 2007 (B)	(A-B)/(B)
Net revenue
Business segment information:
Domestic Retail	85,809	121,840	(29.6)
Global Markets	10,970	108,909	(89.9)
Global Investment Banking	28,986	36,740	(21.1)
Global Merchant Banking	(37,009)	43,407	—
Asset Management	21,757	26,407	(17.6)

Sub Total	110,513	337,303	(67.2)
Other	23,901	10,146	135.6

Net revenue	134,414	347,449	(61.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(2,647)	—

Net revenue	135,087	344,802	(60.8)

Non-interest expenses
Business segment information:
Domestic Retail	69,630	71,285	(2.3)
Global Markets	72,589	82,866	(12.4)
Global Investment Banking	16,411	16,003	2.5
Global Merchant Banking	2,357	3,306	(28.7)
Asset Management	14,189	14,208	(0.1)

Sub Total	175,176	187,668	(6.7)
Other	44,175	17,194	156.9

Non-interest expenses	219,351	204,862	7.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	219,351	204,862	7.1

Income (loss) before income taxes
Business segment information:
Domestic Retail	16,179	50,555	(68.0)
Global Markets	(61,619)	26,043	—
Global Investment Banking	12,575	20,737	(39.4)
Global Merchant Banking	(39,366)	40,101	—
Asset Management	7,568	12,199	(38.0)

Sub Total	(64,663)	149,635	—
Other *	(20,274)	(7,048)	—

Income (loss) before income taxes	(84,937)	142,587	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(2,647)	—

Income (loss) before income taxes	(84,264)	139,940	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended
	June 30, 2008 (A)	June 30, 2007 (B)	(A-B)/(B)
Net gain (loss) on trading related to economic hedging transactions	1,006	(14,425)	—
Realized gain on investments in equity securities held for operating purposes	291	2,107	(86.2)
Equity in earnings of affiliates	2,061	5,105	(59.6)
Corporate items	(5,620)	(9,687)	—
Others	(18,012)	9,852	—

Total	(20,274)	(7,048)	—

(5)	Note for Total Shareholders’ equity

Not applicable. For further details of the variations, please refer to the “Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)” below.

	Millions of yen
	For the three months ended
	June 30, 2008	June 30, 2007
Common stock
Balance at beginning of year	182,800	182,800

Balance at end of period	182,800	182,800

Additional paid-in capital
Balance at beginning of year	177,227	165,496
Gain (loss) on sales of treasury stock	1,830	(1,458)
Issuance and exercise of common stock options	27	2,853

Balance at end of period	179,084	166,891

Retained earnings
Balance at beginning of year	1,779,783	1,910,978
Net income (loss)	(76,592)	75,938
Cash dividends	(16,223)	(16,221)
Adjustments to initially apply FIN 48	—	1,266
Adjustments to initially apply EITF 06-2	—	(1,119)
Adjustments to initially apply SOP 07-1	—	2,049
Adjustments to initially apply SFAS 157	10,383	—
Adjustments to initially apply SFAS 159	5,258	—
Loss on sales of treasury stock	—	(37)

Balance at end of period	1,702,609	1,972,854

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(28,416)	36,889
Net change during the year	30,277	32,985

Balance at end of period	1,861	69,874

Defined benefit pension plans
Balance at beginning of year	(42,695)	(30,276)
Pension liability adjustment	(152)	(153)

Balance at end of period	(42,847)	(30,429)

Balance at end of period	(40,986)	39,445

Common stock held in treasury
Balance at beginning of year	(80,575)	(79,968)
Repurchases of common stock	(28)	(56)
Sale of common stock	6	12
Common stock issued to employees	2,365	1,825
Other net change in treasury stock	(52)	0

Balance at end of period	(78,284)	(78,187)

Total shareholders’ equity
Balance at end of period	1,945,223	2,283,803

6.	Other Information

Consolidated Statements of Operations <Quarterly>

(UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008(A)	June 30, 2008(B)		March 31, 2008
Revenue:
Commissions	112,953	106,883	103,434	81,389	82,198	1.0	404,659
Fees from investment banking	29,890	16,176	20,340	18,690	13,407	(28.3)	85,096
Asset management and portfolio service fees	47,311	50,910	47,636	43,855	42,779	(2.5)	189,712
Net gain (loss) on trading	99,767	8,669	65,090	(111,806)	10,515	—	61,720
Gain (loss) on private equity investments	46,159	6,774	(2,987)	26,559	(37,663)	—	76,505
Interest and dividends	294,783	245,912	177,280	78,565	117,957	50.1	796,540
(Loss) gain on investments in equity securities	(540)	(24,216)	(6,977)	(16,962)	964	—	(48,695)
Other	16,309	9,631	(3,444)	5,689	27,719	387.2	28,185

Total revenue	646,632	420,739	400,372	125,979	257,876	104.7	1,593,722
Interest expense	301,830	244,039	156,119	104,477	122,789	17.5	806,465

Net revenue	344,802	176,700	244,253	21,502	135,087	528.3	787,257

Non-interest expenses:
Compensation and benefits	100,653	94,370	93,361	78,421	87,910	12.1	366,805
Commissions and floor brokerage	22,684	22,579	20,395	24,534	18,634	(24.0)	90,192
Information processing and communications	29,188	34,719	33,869	37,228	33,359	(10.4)	135,004
Occupancy and related depreciation	15,917	15,131	14,258	19,535	15,868	(18.8)	64,841
Business development expenses	8,811	9,866	9,455	10,003	7,032	(29.7)	38,135
Other	27,609	50,623	28,525	50,111	56,548	12.8	156,868

	204,862	227,288	199,863	219,832	219,351	(0.2)	851,845

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	—	(64,588)
Income tax expense	64,002	(38,881)	22,615	(44,477)	(7,672)	—	3,259

Net income (loss)	75,938	(11,707)	21,775	(153,853)	(76,592)	—	(67,847)

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income (loss)	39.80	(6.13)	11.41	(80.62)	(40.14)	—	(35.55)

Diluted-
Net income (loss)	39.67	(6.14)	11.37	(80.68)	(40.18)	—	(35.57)

Note: The review procedures of the interim financial information for this quarter have not been completed yet.

Business Segment Information - Quarterly Results

(UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations information.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008(A)	June 30, 2008(B)		March 31, 2008
Net revenue
Business segment information:
Domestic Retail	121,840	103,260	98,408	78,510	85,809	9.3	402,018
Global Markets	108,909	16,763	103,228	(133,303)	10,970	—	95,597
Global Investment Banking	36,740	10,812	20,757	14,800	28,986	95.9	83,109
Global Merchant Banking	43,407	8,458	(10,190)	23,118	(37,009)	—	64,793
Asset Management	26,407	23,686	23,215	17,333	21,757	25.5	90,641

Sub Total	337,303	162,979	235,418	458	110,513	—	736,158
Other	10,146	37,156	15,948	38,018	23,901	(37.1)	101,268

Net revenue	347,449	200,135	251,366	38,476	134,414	249.3	837,426

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	—	(50,169)

Net revenue	344,802	176,700	244,253	21,502	135,087	528.3	787,257

Non-interest expenses
Business segment information:
Domestic Retail	71,285	71,054	69,907	67,456	69,630	3.2	279,702
Global Markets	82,866	84,453	78,830	75,645	72,589	(4.0)	321,794
Global Investment Banking	16,003	14,733	15,035	14,565	16,411	12.7	60,336
Global Merchant Banking	3,306	3,031	2,134	3,002	2,357	(21.5)	11,473
Asset Management	14,208	16,005	14,593	14,846	14,189	(4.4)	59,652

Sub Total	187,668	189,276	180,499	175,514	175,176	(0.2)	732,957
Other	17,194	38,012	19,364	44,318	44,175	(0.3)	118,888

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	(0.2)	851,845

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	(0.2)	851,845

Income (loss) before income taxes
Business segment information:
Domestic Retail	50,555	32,206	28,501	11,054	16,179	46.4	122,316
Global Markets	26,043	(67,690)	24,398	(208,948)	(61,619)	—	(226,197)
Global Investment Banking	20,737	(3,921)	5,722	235	12,575	—	22,773
Global Merchant Banking	40,101	5,427	(12,324)	20,116	(39,366)	—	53,320
Asset Management	12,199	7,681	8,622	2,487	7,568	204.3	30,989

Sub Total	149,635	(26,297)	54,919	(175,056)	(64,663)	—	3,201
Other *	(7,048)	(856)	(3,416)	(6,300)	(20,274)	—	(17,620)

Income (loss) before income taxes	142,587	(27,153)	51,503	(181,356)	(84,937)	—	(14,419)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	—	(50,169)

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	—	(64,588)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008(A)	June 30, 2008(B)		March 31, 2008
Net gain (loss) on trading related to economic hedging transactions	(14,425)	2,808	364	1,513	1,006	(33.5)	(9,740)
Realized gain (loss) on investments in equity securities held for operating purposes	2,107	(781)	135	13	291	—	1,474
Equity in earnings of affiliates	5,105	2,579	(5,247)	2,306	2,061	(10.6)	4,743
Corporate items	(9,687)	(12,252)	(11,750)	20,265	(5,620)	—	(13,424)
Others	9,852	6,790	13,082	(30,397)	(18,012)	—	(673)

Total	(7,048)	(856)	(3,416)	(6,300)	(20,274)	—	(17,620)

Note: The review procedures of the interim financial information for this quarter have not been completed yet.

“Commissions/fees received” and “Net gain on trading” consists of the following:

(UNAUDITED)

	Millions of yen					% Change	% Change
	For the three months ended					(C-B)/(B)	(C-A)/(A)
	June 30, 2007(A)	September 30, 2007	December 31, 2007	March 31, 2008(B)	June 30, 2008(C)
Commissions/fees received

Commissions	112,953	106,883	103,434	81,389	82,198	1.0	(27.2)

Brokerage Commissions	64,169	64,655	65,471	56,730	49,287	(13.1)	(23.2)
Commissions for Distribution of Investment Trust	39,172	34,223	30,600	17,247	25,811	49.7	(34.1)
Fees from Investment Banking	29,890	16,176	20,340	18,690	13,407	(28.3)	(55.1)

Underwriting and Distribution	10,469	10,434	14,219	10,524	6,815	(35.2)	(34.9)
M&A / Financial Advisory Fees	18,187	5,691	5,747	8,192	4,568	(44.2)	(74.9)
Asset Management and Portfolio Service Fees	47,311	50,910	47,636	43,855	42,779	(2.5)	(9.6)

Asset Management Fees	42,904	46,150	43,358	39,552	38,485	(2.7)	(10.3)
Total	190,154	173,969	171,410	143,934	138,384	(3.9)	(27.2)

Net gain (loss) on trading

Merchant Banking	255	2,010	(5,149)	(2,085)	(69)	—	—
Equity Trading	51,696	28,189	25,574	31,496	33,267	5.6	(35.6)
Fixed Income and Other Trading	47,816	(21,530)	44,665	(141,217)	(22,683)	—	—

Total	99,767	8,669	65,090	(111,806)	10,515	—	(89.5)

Reference Information

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		Comparison (A-B)/(B)(%)
	June 30, 2008 (A)	June 30, 2007 (B)
Operating revenue	190,070	272,528	(30.3)
Operating expenses	45,305	39,114	15.8

Operating income	144,765	233,414	(38.0)

Non-operating income	1,488	1,863	(20.1)
Non-operating expenses	64	201	(68.2)

Ordinary income	146,189	235,075	(37.8)

Special profits	604	3,544	(82.9)
Special losses	48,006	71,821	(33.2)

Income before income taxes	98,787	166,799	(40.8)

Income taxes - current	1,607	4,131	(61.1)
Income taxes - deferred	(6,886)	(31)	—

Net income	104,066	162,699	(36.0)

NOMURA HOLDINGS, INC.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2008	March 31, 2008	Increase/(Decrease)
Assets
Current Assets	2,521,938	2,272,127	249,811
Fixed Assets	2,048,799	2,177,683	(128,884)

Total Assets	4,570,737	4,449,810	120,927

Liabilities
Current Liabilities	1,704,165	1,601,961	102,204
Long-term Liabilities	1,355,639	1,424,188	(68,549)

Total Liabilities	3,059,804	3,026,149	33,655

Net Assets
Shareholders’ equity	1,460,407	1,372,324	88,083
Valuation and translation adjustments	35,161	39,936	(4,775)
Subscription rights to shares	15,365	11,401	3,965

Total Net Assets	1,510,934	1,423,661	87,273

Total Liabilities and Net Assets	4,570,737	4,449,810	120,927

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		Comparison
	June 30, 2008 (A)	June 30, 2007 (B)	(A-B)/(B)(%)
Operating revenue	158,921	252,044	(36.9)

Commissions	74,152	122,458	(39.4)
Net gain on trading	41,554	77,896	(46.7)
Net gain on other inventories	2	2	(22.3)
Interest and dividend income	43,214	51,687	(16.4)

Interest expenses	37,236	34,446	8.1

Net operating revenue	121,685	217,598	(44.1)

Selling, general and administrative expenses	102,737	111,461	(7.8)

Operating income	18,948	106,137	(82.1)

Non-operating income	212	500	(57.7)
Non-operating expenses	289	438	(34.0)

Ordinary income	18,871	106,200	(82.2)

Special profits	532	265	100.5
Special losses	—	316	—

Income before income taxes	19,404	106,150	(81.7)

Income taxes - current	(3,996)	36,757	—
Income taxes - deferred	9,835	5,981	64.4

Net income	13,564	63,412	(78.6)

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2008	March 31, 2008	Increase/(Decrease)
Assets
Current Assets:	11,615,888	13,094,317	(1,478,429)

Trading Assets	5,949,853	6,012,280	(62,427)
Loans with securities as collateral	4,864,025	6,235,494	(1,371,469)
Other	802,010	846,543	(44,533)

Fixed Assets	70,581	77,385	(6,804)

Total Assets	11,686,470	13,171,702	(1,485,233)

Liabilities and Shareholder's Equity
Liabilities
Current Liabilities:	9,993,639	11,605,224	(1,611,585)

Trading liabilities	2,995,722	2,887,090	108,632
Borrowings with securities as collateral	3,486,865	3,977,051	(490,185)
Other	3,511,051	4,741,083	(1,230,032)

Long-term Liabilities	916,814	701,840	214,973

Statutory Reserves	5,557	5,626	(70)

Total Liabilities	10,916,009	12,312,691	(1,396,682)

Shareholder's equity	770,394	857,535	(87,141)
Valuation and translation adjustments	66	1,476	(1,410)

Total Net Assets	770,461	859,012	(88,551)

Total Liabilities and Net Assets	11,686,470	13,171,702	(1,485,233)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Three Months Ended		Comparison
	June 30, 2008 (A)	June 30, 2007 (B)	(A-B)/(B)(%)
Brokerage commissions	20,959	33,464	(37.4)%

(Stocks)	19,545	32,670	(40.2)
Underwriting commissions	1,863	6,374	(70.8)

(Stocks)	1,105	5,257	(79.0)
(Bonds)	758	1,117	(32.2)
Distribution commissions	26,155	39,978	(34.6)

(Investment trust certificates)	25,796	39,150	(34.1)
Other commissions	25,175	42,642	(41.0)

(Investment trust certificates)	14,506	14,838	(2.2)

Total	74,152	122,458	(39.4)

(2) Breakdown by Product

	(Millions of yen except percentages)
	Three Months Ended		Comparison
	June 30, 2008 (A)	June 30, 2007 (B)	(A-B)/(B)(%)
Stocks	21,311	39,420	(45.9)%
Bonds	1,991	2,838	(29.8)
Investment trust certificates	41,472	54,656	(24.1)
Others	9,377	25,544	(63.3)

Total	74,152	122,458	(39.4)

2. Net Gain on Trading

	(Millions of yen except percentages)
	Three Months Ended		Comparison
	June 30, 2008 (A)	June 30, 2007 (B)	(A-B)/(B)(%)
Stocks	7,069	13,245	(46.6)%
Bonds and forex	34,484	64,651	(46.7)

Total	41,554	77,896	(46.7)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Three Months Ended				Comparison
	June 30, 2008 (A)		June 30, 2007 (B)		(A-B)/(B)(%)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	16,425	21,137,787	19,968	30,294,565	(17.7)%	(30.2)%

(Brokerage)	10,462	13,195,657	12,210	17,902,791	(14.3)	(26.3)
(Proprietary Trading)	5,962	7,942,129	7,758	12,391,773	(23.1)	(35.9)

Brokerage / Total	63.7%	62.4%	61.1%	59.1%

TSE Share	5.6%	6.1%	6.3%	7.2%

Brokerage Commission per share (yen)	1.84		2.65

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Three Months Ended		Comparison
	June 30, 2008 (A)	June 30, 2007 (B)	(A-B)/(B)(%)
Underwriting
Stocks (number of shares)	0	21	(99.6)%
(yen amount)	56,960	116,375	(51.1)
Bonds (face value)	1,322,763	1,906,052	(30.6)
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	—	—

Subscription and Distribution*
Stocks (number of shares)	0	144	(99.9)
(yen amount)	36,467	171,208	(78.7)
Bonds (face value)	794,088	1,033,722	(23.2)
Investment trust certificates (yen amount)	3,967,134	6,274,150	(36.8)
Beneficial interest (face value)	—	—	—

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

			(Rounded down to millions of yen except percentages)
			June 30, 2008	March 31, 2008	Increase/ (Decrease)
Tier I		(A)	770,394	756,830	13,564
Tier II	Valuation and translation adjustments		66	1,476	(1,410)
	Statutory reserves		5,556	5,626	(70)
	Allowance for doubtful accounts		43	32	11
	Subordinated debt		536,085	516,085	20,000

	Total	(B)	541,752	523,220	18,532

Illiquid Asset		(C)	124,231	145,932	(21,701)

Net Capital		(A) + (B) - (C) = (D)	1,187,914	1,134,117	53,797

Risk	Market risk		70,692	108,263	(37,571)
	Counterparty risk		235,424	259,810	(24,386)
	Basic risk		132,254	132,823	(569)

	Total	(E)	438,371	500,896	(62,525)

Capital Adequacy Ratio		(D)/(E)	270.9%	226.4%	44.5%